

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 15, 2008

Ms. Melanie Farrand
Treasurer and Principal Financial Officer
Shoshone Silver Mining Company
403 7th Street, Suite 207
Wallace, Idaho 83873

> **Re: Shoshone Silver Mining Company**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed May 21, 2007**
> **Response Letter Dated December 18, 2007**
> **File No. 0-31184**

Dear Ms. Farrand:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A2 for the Fiscal Year Ended December 31, 2006

General

1.   Since you have revised your accounting in several respects, it will be necessary to include error correction disclosures in your financial statements. Such disclosures should address the changes in significant line items of your financial statements including loss from operations, other income (expense), and operating and investing cash flows. Please include a note to your financial statements with narrative explaining these revisions, and a tabular presentation reconciling the previously reported amounts to the restated amounts for the key line items impacted by your revisions. Finally, include a "restated" label in all column headers having numerical information reflecting these revisions. Please file your amendments as soon as possible.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                             Sincerely,

                                             Karl Hiller
                                             Branch Chief